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EXHIBIT 21.1


                                 GTI CORPORATION

                         SUBSIDIARIES OF THE REGISTRANT




Valor Electronics, Inc., a California corporation

Valor East Electronics, Ltd., a Hong Kong corporation and wholly-owned subsidiary of Valor Electronics, Inc.

Barnfinch, Ltd., a Hong Kong corporation and wholly-owned subsidiary of Valor Electronics, Inc.

Valor Electronics GmbH, a German corporation and wholly-owned subsidiary of Valor Electronics, Inc.

Valor Electronics Philippines, Inc., a Philippines corporation and wholly-owned subsidiary of Valor Electronics, Inc.

Val Pan Am, S.A., a Mexican corporation and wholly-owned subsidiary of Valor Electronics, Inc.

Sierracin, S.A., a Mexican corporation and wholly-owned subsidiary of Valor Electronics, Inc.

Valor Electronics Investments BV, a Netherlands corporation and wholly-owned subsidiary of Valor Electronics, Inc.

Valor Electronics Cayman, Inc., a Cayman Islands corporation and wholly-owned subsidiary of Valor Electronics, Inc.

Promptus Communications, Inc., a Rhode Island corporation (1)

Promptus Communications (UK) Ad., a United Kingdom corporation and wholly-owned subsidiary of Promptus Communications, Inc. (1)

Promptus Communications Pty. Ltd., an Australian corporation and wholly-owned subsidiary of Promptus Communications, Inc. (1)




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(1) Promptus entered into an agreement to sell the net assets of its NAC business for approximately $20.0 million of which approximately $14.5 million will be paid in cash and the remaining amount will be paid in 223,881 shares of common stock of VideoServer, Inc., subject to regulatory approval. Management anticipates this transaction to close during the quarterly period ended June 28, 1997.